August 11, 2025

Dagi Ben-Noon
Chief Executive Officer
Inspira Technologies OXY B.H.N. Ltd
2 Ha-Tidhar St.
Ra   anana, 4366504 Israel

       Re: Inspira Technologies OXY B.H.N. Ltd
           Registration Statement on Form F-3
           Filed August 6, 2025
           File No. 333-289324
Dear Dagi Ben-Noon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Oded Har-Even, Esq.